Wendell M. Faria, Esq. Partner wendell.faria@dentons.com D +1 202 496 7408	Dentons US LLP 1900 K St NW Washington, DC 20006 United States dentons.com

Wendell Faria

Partner

March 7, 2025

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, DC 20549-3010

Re:	C1 Fund Inc. (the “Company”) Registration Statement on Form N-2/A Filed November 12, 2024, as amended on January 21, 2025 and March 7, 2025 File Nos.: 333-283139, 811-24002

Dear Ms. Browning:

This letter contains our responses to the comments we received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Registration Statement on Form N-2 (the “Amendment”) for C1 Fund Inc., (the “Company”), which we filed with the Commission on January 21, 2025. We received oral comments from Brian Szliagyi of the Commission staff on February 12, 2025, and from you on February 14, 2025 and February 18, 2025. Please see below our responses. For ease of reference, we have attempted to paraphrase the comment preceding each response. References to “prior comment” refer to comments received from the Staff in its December 12, 2024 letter. References to “Amendment No. 2” refer to Amendment No. 2 to the Registration Statement filed on March 7, 2025. Page number references in our responses are to the page numbers in the clean version of Amendment No. 2, unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed in Amendment No. 2.

General Comments

1.	We note that we may have additional comments pending further review of the Registration Statement.

Response:	The Company acknowledges the Staff’s comment.

2.	The Staff may supplementally request any test-the-waters materials used in connection with this Offering. Please keep the Staff apprised of any material changes to test-the-water materials.

Response:	The Company acknowledges the Staff’s comment. There have been no material changes to the test-the-waters materials that was shown to the Staff via videoconference on January 24, 2025.

Comments Relating to the Staff’s Prior Comments

3.	In furtherance of prior comment no. 8, please harmonize the descriptions of the Adviser’s management. We note that in certain places, the terms “Adviser” and “principals of the Adviser” appear to be used interchangeably.

Response:	The Company has harmonized the term Adviser throughout Amendment No. 2 and added a Glossary of Frequently Used Defined Terms (the “Glossary”) on page v. The Glossary of Amendment No. 2 now makes clear that the Company uses the term “Adviser” to refer to “C1 Advisors LLC,” which is the entity that serves as investment adviser to the Company, and the term “Investment Committee” when referring to the Adviser’s Investment Committee and the individuals that comprise the Investment Committee.

4.	In furtherance of prior comment no. 9, please disclose whether the Company has applied to list its common stock on the New York Stock Exchange. Please also disclose whether the offer and sale of the common stock is conditioned upon the approval from the New York Stock Exchange (“NYSE”) to list the common stock on the NYSE.

Response:	The Company has updated the disclosure on the cover of the prospectus to indicate that the Company has applied to list its common stock (the “Common Shares”) on the NYSE. The Company has also added disclosure on the cover of the prospectus of Amendment No. 2 to indicate that the offer and sale of the Common Shares and the trading of such shares on the NYSE is conditioned on the NYSE’s approval to list the Common Shares.

5.	In furtherance of prior comment no. 10, please remove the discussion of non-principal strategies from the cover page and prospectus summary.

Response:	The Company has removed the discussion of non-principal investment strategies from the cover page and prospectus summary of Amendment No. 2. The Company has also clarified the Company’s principal investment strategy in Amendment No. 2.

6.	In furtherance of prior comment no. 10, we note that there appears to be an inconsistency in how you describe private secondary marketplaces. See for example, your responses to prior comment 10 and prior comment 41.

Response:

The Company has revised the penultimate sentence in our response to prior comment 10 to state that “Each of the marketplaces listed in the Staff’s comment is currently registered (or has an affiliate that is registered) as a broker-dealer and ATS.” (Italics added to emphasize the added words in order to harmonize our responses to prior comment 10 and prior comment 41.)

The Company has also revised our disclosure on page 4 of Amendment No. 2 accordingly.

7.	In furtherance of prior comment no. 11, in describing your principal investment strategy, please harmonize usage of inconsistent terms throughout the registration statement. We note that certain terms seem to be used interchangeably, such as “private” vs “non-public” or “rapidly growing” companies vs. “leading” companies.

Response:	The Company has revised our description of the Company’s principal investment strategy in Amendment No. 2 using clear and consistent terms. The Company has added a Glossary on page v of Amendment No. 2 to assist the reasonable investor. For example, Amendment No. 2 no longer uses the term “non-public company” and instead consistently uses the term “private company.” In the Glossary of Amendment No. 2, the Company provides a definition of the term “private company.”

8.	In furtherance of prior comment 12, define “equity-linked securities” and add an attendant risk factor.

Response:

The Company has defined the term “equity-linked securities” in Amendment No. 2 to mean a security the returns on which are linked to the performance of an equity security or a basket or index of securities. This definition is set forth on the cover page and in the Glossary of Amendment No. 2.

The Company has added a related risk factor on page 25 of Amendment No. 2.

9.	In furtherance of prior comment 14, please harmonize the disclosure regarding leverage. Please reconcile your disclosure on page 9 and page 15.

Response:	The Company has revised its disclosure regarding leverage on page 8 of Amendment No. 2 to harmonize with the disclosure on page 14 of Amendment No. 2.

10.	In furtherance of prior comment 21, please harmonize the disclosure regarding the 7% sales load. We note that the 7% sales load is incorrectly referred to as a reduction in the third paragraph of the Underwriting section.

Response:	The Company has revised the disclosure of the 7% sales load in the third paragraph of the Underwriting section of Amendment No. 2 to harmonize with the discussion of the 7% sales load in other parts of this Amendment No. 2.

11.	In furtherance of prior comment 35, please harmonize your use of the term “C1 Thirty company” with other terms which you seem to use interchangeably.

Response:	The Company has harmonized the description of “C1 Thirty company” throughout Amendment No. 2. The Company notes that Amendment No. 2 also uses the term “portfolio company” to describe companies that the Company invests in (whether through its principal strategy or its non-principal strategy). The Company has added definitions of “C1 Thirty,” “C1 Thirty companies” and “portfolio company” in the Glossary to help the reasonable investor in better understanding these terms.

12.	In furtherance of prior comment 36, where applicable in the prospectus, please explain the meaning of “concentration.” See Item 8.2(b)(2) of Form N-2.

Response:	On pages 2 and 21 of Amendment No. 2 and elsewhere, the Company explains that “[t]he Investment Company Act requires the Company to state the extent, if any, to which it concentrates investments in a particular industry or group of industries. While the Investment Company Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that, in general, investments of more than 25% of a fund’s assets in an industry constitutes concentration.”

13.	In furtherance of prior comment 46, with respect to the investment channels cited, please disclose approximate percentages of the Fund’s assets that will be invested through such channels.

Response:	As described on page 4 of Amendment No. 2, the Company intends to acquire securities in pursuit of its principal investment strategy through the following principal channels: (i) making purchases on private secondary marketplaces, (ii) making direct purchases in non-public offerings and (iii) making purchases in one-off private transactions. As disclosed in Amendment No. 2 on page 4, C1 Advisors does not have predetermined limits or requirements for acquiring securities through any particular channel. The Company believes not having a predetermined percentage allows it to maximize stockholder value.

14.	In furtherance of prior comment 46, please explain how the Fund will identify one-off transactions with accredited investors in the C1 Thirty Companies.

Response:	The Company has revised the disclosure on pages 4 and 54 of Amendment No. 2 and elsewhere to indicate that the Company believes that the Advsier will be able to identify these one-off transactions via the Investment Committee members’ extensive existing relationships in the venture capital community and digital asset industry. The Company will be able to engage in these transactions with accredited investors in reliance on an available exemption from registration under the Securities Act.

15.	We reissue prior comment 49. We acknowledge your response that the Company will not invest through SPVs, and investments through SPVs is not part of the Company’s strategy. However, please supplementally advise whether the Company wholly owns or primarily controls any entity (including any SPV) that primarily engages in investment activities in securities or other assets, and whether you expect to wholly own or primarily control any such entity.

Response:	We supplementally advise the Staff that the Company does not wholly own nor does it primarily control any entity (including any SPV) that primarily engages in investment activities in securities or other assets, and the Company expects that it will not wholly own or primarily control any such entity.

16.	In furtherance of prior comment 58, please clarify to the Staff where in the prospectus you have added the risk disclosure referenced in your response to prior comment 58.

Response:

We advise the Staff that in Amendment No. 1 filed on January 21, 2025, the Company clarified that the Company’s investment focus is not limited to digital asset services and technology companies in Europe and Asia, but rather, its focus is on digital asset services and technology companies globally (except for China, Hong Kong and Macao).

In accordance with the foregoing, the Company has added a bullet point on page 10 to the summary risk factors of Amendment No. 2 to disclose that “Global economic conditions, including those from macro-trends and global events, may adversely affect our investments.” A full risk discussion of this risk factor is set forth on page 19 of Amendment No. 2.

17.	In furtherance of prior comment 61, please define the term “follow-on investment” and explain what you mean.

Response:

The Company has revised the disclosure on page 10 of Amendment No. 2 and elsewhere to replace the term “follow-on investment” with “subsequent financing round,” which the Company defines as “an opportunity to make a voluntary additional investment that provides further funding to support a company’s continued growth and development.” The Company believes the term “subsequent financing round” will be better understood by the reasonable investor because it appears to be more widely used than “follow on investment.”

In addition, the Company has revised Amendment No. 2 to disclose that we do not expect that the Company would be required to invest in a subsequent financing round with respect to any securities that it holds, and the Company will not enter into any commitment that would obligate it to invest in a subsequent financing round.

18.	In furtherance of prior comment 70, please harmonize your discussion of ETFs and ETPs.

Response:

The Company has harmonized its discussion of ETFs and ETPs throughout Amendment No. 2.

Further, the Company has defined these terms in the Glossary as follows:

ETF means an exchange-traded fund that is registered as an investment company under the Investment Company Act and whose shares are registered under the Securities Act and listed for trading on a national securities exchange.

ETP means an exchange-traded product that is not registered as an investment company under the Investment Company Act but whose shares are registered under the Securities Act and listed for trading on a national securities exchange.

19.	In furtherance of prior comment 76, disclose whether the Adviser has registered with the Commission.

Response:	The Company has provided updates in Amendment No. 2 to disclose that the Adviser has applied to register as an investment adviser with the Commission.

20.	In furtherance of prior comment 91, please supplementally provide the Staff with an update on whether you have entered into any co-investment arrangements pursuant to Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000).

Response:	The Company confirms that the Company has not entered into any co-investment arrangement in reliance on Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000) (“Mass Mutual Letter”) and does not have any current intention to enter into any such arrangement before the Company begins operations. The Company confirms that if the Company enters into any such co-investment arrangement after the Company has begun operations, it will conform its arrangement to meet all conditions of the Mass Mutual Letter or file an application with the Commission seeking an order of the Commission granting exemptive relief to do so.

21.	In furtherance of prior comment 92, please supplementally provide the Staff with an update on whether you have adopted an allocation policy.

Response:	The Company confirms that the Adviser has not entered into an allocation policy and does not have a present intention to do so because the Adviser expects that its only client at the time the Company begins operations and for the foreseeable future will be the Company. The Adviser confirms that it will adopt an allocation policy that establishes conditions under which it may engage in aggregated trades with other clients if the Adviser later enters into investment advisory agreements with other clients, including registered investment companies.

22.	In furtherance of prior comment 93, please supplementally provide the Staff with an update on whether you opted into Maryland Control Share Acquisition Act.

Response:	The Company confirms that there has been no change to its response to prior comment 93. The Company has not opted into the Maryland Control Share Acquisition Act and does not intend to do so before it begins operations.

23.	In furtherance of prior comment 94, please explain the significance of the language within square brackets on page 47, or delete, as appropriate.

Response:	The language within square brackets that appeared on page 47 of Amendment No.1 should have been removed from Amendment No. 2. The Company has removed that language from page 47 of Amendment No. 2.

24.	In furtherance of prior comment 97, your disclosure suggests that your investment policy requires that companies within your principal investment strategy must have a valuation of at least $500 million. If so, please disclose the risk that your valuation screening tool $500 million or more could preclude you from investing in private companies that have a valuation below such level but nonetheless meet your key health and growth criteria, or could, in other words, preclude you from investing in attractive investment opportunities in this burgeoning industry.

Response:	The Company has disclosed on pages 5 and 55 of Amendment No. 2 the risk that the Company’s valuation screening requirement of $500 million or more precludes it from investing in private companies that have a valuation below such level but nonetheless meet the Company’s key health and growth criteria. The Company has disclosed that because of the $500 million valuation screening threshold, the Company could be precluded from investing in attractive investment opportunities in pursuing its principal investment strategy.

25.	In furtherance of prior comment 101, please supplementally advise the Staff whether you or the Adviser will use “side letters.”

Response:	The Company supplementally advises the Staff that neither the Company nor the Adviser will use “side letters.”

26.	In furtherance of prior comment 102, please harmonize the use of the term “late-stage.” If this is a principal investment strategy, then please include this discussion on the cover page and in the prospectus summary.

Response:

The Company has removed the discussion of late-stage private companies from the Portfolio Contents and Techniques section of Amendment No. 2 and included it under the Investment Strategy section of the Prospectus Summary instead. The Company believes that some late-stage private companies in the digital asset services and technology industry will fit the Company’s criteria for inclusion in the C1 Thirty consistent with the Company’s principal investment strategy.

The Company has harmonized the use of the term “late-stage private companies” in Amendment No. 2 and added this term to the Glossary of Amendment No. 2.

27.	In furtherance of prior comment 108, if EQUIAM is a venture capital fund, explain to us how the Company would be able to purchase investments from EQUIAM in compliance with Section 17(a)(1) under the 1940 Act.

Response:	After further consideration, the Company supplementally confirms that the Company will not purchase investments from EQUIAM. Consequently, the Company has removed references to EQUIAM in the “Potential Conflicts of Interest” section on page 68 of Amendment No. 2 and the “Certain Business Relationships” section on page S-14 of Amendment No. 2 because the Company will not encounter any possible conflict of interests with EQUIAM in making portfolio investments. Nevertheless, the Company has decided to include Dr. Kidwai’s affiliation with EQUIAM in the portions of Amendment No. 2 relating to his professional biography and experience because it is important to his business experience.

28.	In furtherance of prior comment 110, in the Investment Committee section, explain that the Investment Committee is jointly and primarily responsible for the oversight of the Fund’s portfolio. See Instruction 9.1.C on Form N-2.

Response:	The Company has disclosed on pages 1 and 63 of Amendment No. 2 that the members of the Investment Committee are jointly and primarily responsible for the oversight and day-to-day management of the Company’s investment portfolio.

29.	In furtherance of prior comment 111, please disclose whether there is a co-investment arrangement.

Response:	The Company has disclosed on page 68 and elsewhere in Amendment No. 2 that the Company does not have a co-investment arrangement and has no present intention to co-invest with the Adviser or the Company’s officers and directors. Please see the Company’s response to question 20 above.

30.

In furtherance of prior comment 112, please respond to the following portion of that comment:

“If not, what document governs this agreement and under what federal securities laws was it adopted and by whom? Specify the parties to the agreement and its terms, including but not limited to any terms governing compensation/fees and do so in relation to the statement that “[n]one of the Adviser’s investment professionals receives any direct compensation from [the Company] in connection with the management of [the Company’s] portfolio.” Who pays the “Adviser’s investment professional” pursuant to the agreement? Does the Adviser pay these “investment professionals” out of the “Management Fee” the Adviser receives from the Company? If the Board approved the agreement noted in this paragraph, did the Board take into consideration the amount paid to the Adviser under the Management Agreement? Please provide the staff with a copy of the governing agreement and file a copy of the agreement as an exhibit to the registration statement.”

Response:

The Staff’s prior comment 112 referred to the following paragraph, which was the second paragraph on page 52 of the N-2 Registration Statement filed on November 12, 2024 under the header “Investment Committee.” This paragraph has been deleted in Amendment No. 1.

None of the Adviser’s investment professionals receives any direct compensation from us in connection with the management of our portfolio. Certain members of the Investment Committee, through their financial interests in the Adviser, are entitled to a portion of the profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of the Investment Advisory Agreement, less expenses incurred by the Adviser in performing its services under the Investment Advisory Agreement.

The original intent of this paragraph was to state that because the members of the Investment Committee are the principal owners of C1 Group, LLC (the “Sponsor”) and the Sponsor wholly owns the Adviser (C1 Advisors LLC), the members of the Investment Committee are entitled to a receive a portion of the profits earned by the Adviser under the terms of the Limited Liability Company Operating Agreements of C1 Group, LLC and C1 Advisors LLC. The Company now understands that use of the term “Adviser’s investment professionals” caused confusion.

The Company wants to make clear to the Staff that any and all fees payable by the Company to the Adviser are governed by the terms of the Investment Advisory Agreement, the form of which is filed as Exhibit (g) of Amendment No 2. There is no other agreement or arrangement that provides for payment of any fee to the Adviser. Furthermore, no compensation is being paid by the Company to any member of the Investment Committee.

The Company has decided to remove this paragraph from Amendment No. 2 for two reasons: (1)  The Company did not want to lead the reasonable investor to believe that there was a payment arrangement other than that provided under the terms of the Investment Advisory Agreement; and (2) Form N-2 requires the disclosure of the fee payable to the Adviser, but does not require disclosure of the manner in which the Adviser distributes its profits to its equityholders.

With that background, here is the Company’s response to the Staff’s comment:

•      What document governs this agreement and under what federal securities laws was it adopted and by whom? Specify the parties to the agreement and its terms, including but not limited to any terms governing compensation/fees and do so in relation to the statement that “[n]one of the Adviser’s investment professionals receives any direct compensation from [the Company] in connection with the management of [the Company’s] portfolio.”

As indicated, there is no agreement for payment of any fee to the Adviser’s investment professionals other than the Investment Advisory Agreement, which is described and disclosed under the sections entitled “Investment Advisory Agreement” and “Payment of Our Expenses under the Investment Advisory Agreement.”

•      Who pays the “Adviser’s investment professional” pursuant to the agreement? Does the Adviser pay these “investment professionals” out of the “Management Fee” the Adviser receives from the Company?

Under the terms of the Limited Liability Company Operating Agreements of C1 Group, LLC and C1 Advisors LLC, the members of the Investment Committee are entitled to receive a portion of the profits earned by the Adviser. The Company does not make any direct payments to the Adviser’s investment professionals.

•      If the Board approved the agreement noted in this paragraph, did the Board take into consideration the amount paid to the Adviser under the Management Agreement?

There is no agreement for payment of any fee to the Adviser’s investment professionals other than the fee paid to the Adviser under the terms of the Investment Advisory Agreement, which is described and disclosed under the sections titled “Investment Advisory Agreement” and “Payment of Our Expenses under the Investment Advisory Agreement.”

31.	In furtherance of prior comment 117, explain how the fee table accounts for the arrangement described in your response (i.e. that the Fund will reimburse C1 Group LLC for organizational and offering costs borne on the Fund’s behalf). Please file any documents related to such reimbursement arrangement.

Response:

The Company advises the Staff that before the Company receives the proceeds of the offering, the Sponsor pays for the Company’s organizational and offering costs borne on the Company’s behalf. The Company’s Board of Directors, including the independent members, has unanimously approved the reimbursement to the Sponsor.

The Company has expanded the disclosure in footnote number 3 of the fee table on page iii of Amendment No. 2 to disclose that the Board of Directors, including the independent members of the Board, unanimously approved the reimbursement to the Sponsor for organizational and offering costs borne on the Company’s behalf. The updated disclosure provides additional information regarding the nature of this arrangement as well as the amount of this reimbursement, and we will disclose this amount when this amount is calculated. The Company supplementally advises the Staff that the Company and the Sponsor do not have a written agreement relating to such reimbursement.

32.	In furtherance of prior comment 118, please disclose whether the Board of Directors has approved the reimbursement arrangement.

Response:	As disclosed on pages iii, 13 and 66 of Amendment No. 2, the Board of Directors, including the independent members of the Board, has unanimously approved the reimbursement arrangement.

33.	In furtherance of prior comment 119, please disclose whether the Board has oversight over the Adviser’s consultants and agents.

Response:	As disclosed on page 61 of Amendment No. 2, the Board approves all agents and consultants, including their agreements and fees included in these agreements, which the Adviser engages to provide services to the Company.

34.	In furtherance of prior comment 121, with respect to the last bulleted point, please clarify with specificity “other expenses incurred by the Adviser or its affiliates in connection with administering our business” and indicate what item(s) of Form N-2 govern these expenses (e.g., to the extent these are administrative services, please add disclosure pursuant to the requirements of Item 9.1.d of Form N-2, including the compensation to be paid). Also, specify these “affiliates.”

Response:	The Company has removed the bullet point referenced. We supplementally advise the Staff that the Investment Advisory Agreement does not provide that the Company pay other expenses incurred by the Adviser or its affiliates in connection with administering the Company’s business.

35.	In furtherance of prior comment 127, if the DRIP administrator imposes a service fee and/or expenses for administering the DRIP, state as much and disclose any such fee and/or expense, indicate who pays those charges, and confirm they are disclosed in the fee table, including in the Shareholder Transaction Expenses section under the DRIP caption. See General Instruction 4 to Item 3.1 of Form N-2.

Response:	The Company has added disclosure on page 13 of Amendment No. 2 to disclose that the Administrator imposes a Distribution Reinvestment Plan Administration (“DRIP”) fee of $24,000 per year and an account fee of $1.20 per account.

36.	In furtherance of prior comment 135, please explain the meaning of “concentration.” See Item 8.2(b)(2) of Form N-2.

Response:	Consistent with its response to comment 8 in this letter, the Company has added disclosure on pages 2, 21 and S-3 of Amendment No. 2 and elsewhere to explain that “[t]he Investment Company Act requires the Company to state the extent, if any, to which it concentrates investments in a particular industry or group of industries. While the Investment Company Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that, in general, investments of more than 25% of a fund’s assets in an industry constitutes concentration.”

37.	In furtherance of prior comment 136, please disclose that the Company considers the holdings of funds in which it invests when determining the concentration of the Company’s portfolio.

Response:	The Company has added disclosure on pages 2, 21 and S-3 of Amendment No. 2 to disclose that to the extent the Company invests in BDCs, ETFs or ETPs, the holdings of such BDCs, ETFs or ETPs will be included in determining the concentration of the Company’s investments.

38.	In furtherance of prior comment 141, please include hyperlinks to each exhibit identified in the exhibit index and to any other information incorporated by reference in the registration statement if filed on EDGAR. See Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act.

Response:	The Company supplementally informs the Staff that the exhibit index includes hyperlinks to documents previously filed with the Form N-2. The Company will add hyperlinks in the exhibit index for other exhibits included in subsequent pre-effective amendments. There will be no information incorporated by reference.

39.	In furtherance of prior comments 144, 145 and 146, the form of Articles of Amendment and Restatement does not appear to fully address the prior comments. Please revise to include the specific provisions requested.

Response:

The Company has consulted its Maryland law counsel, and the Company has modified Article IX of the Form of Articles of Amendment and Restatement to clarify that the entirety of Article IX does not apply to claims or actions made under federal securities laws. Maryland law counsel have advised that Article IX would otherwise limit claims to be brought only in certain Maryland courts or certain federal courts located in Maryland. The proviso added to Article IX clarifies that such limitation does not apply to claims under federal securities law and that such claims, therefore, may be brought in any permissible jurisdiction under applicable law.

The revised Form of Articles of Amendment and Restatement is filed with Amendment No. 2 as Exhibit (a)(2).

40.	In furtherance of prior comment 147, please add a statement that the costs of any such insurance will be borne in accordance with the requirements of Rule 461(c).

Response:	The Company has disclosed on page C-3 of Amendment No. 2 that the costs of any such insurance will be borne in accordance with the requirements of Rule 461(c) under the Securities Act.

Comments Relating the N-2 Registration Statement

41.	Please define the term “private companies” and add an attendant risk factor relating to investments in private companies.

Response:

The Company has defined “private company” in the Glossary of Amendment No. 2 to mean “a company that neither files reports with the SEC under Sections 13 or 15(d) of the Securities Exchange Act nor has a security listed or traded on any exchange or organized market operating in a foreign jurisdiction.”

The Company has also added an attendant risk factor on page 22 of Amendment No. 2.

42.	Consider whether the term “C1 Thirty companies” could be confusing to readers and whether this term implies that the C1 Fund Inc. founded the C1 Thirty companies.

Response:	The Company has considered whether the term “C1 Thirty companies” could be confusing to the reasonable investor who is considering an investment in the Company. The Company believes that this term would not cause confusion or imply that the Company (or an affiliate) founded any of these companies or that any of these companies is a wholly owned or majority-owned subsidiary of the Company. Although the term “C1 Thirty companies” does not represent an index of securities issued by particular issuers, the Company has provided sufficient disclosure in its prospectus (as a part of its Form N-2 Registration Statement) to explain that the companies are included within the group because they share certain common characteristics. In this way, the term should be no different from the companies in the “S&P 500” or the “Russell 2000,” for example, each of which share characteristics of companies included within these indices. The Company is not aware of anything to suggest that investors in an index fund or ETF that seeks to replicate the performance of the S&P 500 or Russell 2000 might misunderstand the nature of the relationship between the sponsors of the index and the companies included on the index. For the avoidance of any doubt, the Company has added disclosure on page i and elsewhere in Amendment No. 2 stating that the Company has not founded and, other than making an investment as part of its principal investment strategy, does not have a parent-subsidiary relationship with any of the companies included in the C1 Thirty. The Company will not hold a controlling interest in any of the C1 Thirty companies. Additionally, for the sake of clarity, we have added the defined terms “C1 Thirty” and “C1 Thirty companies” to the Glossary. “C1 Thirty” means The group of 30 companies our Adviser has determined, based on its application of the economic and financial factors set forth in our investment targeting and screening process, which is described in the section of this prospectus captioned “The Company’s Investments – Investment Process,” to be the leading private digital asset services and technology companies globally (excluding those whose business is principally administered in People’s Republic of China, including Hong Kong and Macao). “C1 Thirty companies” means the companies included in the C1 Thirty.

43.	Please define the term “equity-linked securities.”

Response:

Consistent with the Company’s response to comment no. 8 above, the Company has defined the term “equity-linked securities” to mean a security the returns on which are linked to the performance of an equity security or a basket or index of securities. This definition is set forth on the cover page and in the Glossary of Amendment No. 2.

The Company has added an attendant risk factor on page 25 of Amendment No. 2.

44.	Please clarify your disclosure around your non-principal investment strategy of 20%. It appears that the percentages disclosed do not add up to 20%.

Response:

The Company has revised the disclosure to clarify the description of the Company’s non-principal investment strategy.

The Company notes that the Company’s non-principal strategy for investments in companies that are outside of the C1 Thirty companies will not exceed 20% of the value of the Company’s total assets. To make this clear, the Company has added disclosure on page 52 of Amendment No. 2 to indicate that “[s]eparate from our principal investment strategy of investing at least 80% of our total assets in equity securities and equity-linked securities of C1 Thirty companies, we may also, as a non-principal investment strategy, invest . . . the remaining portion (which is up to 20% in the event we only invest 80% of our total assets in our principal strategy) of the value of our total assets in other investments.” The Company has also added disclosure to indicate that “in any event, investments made pursuant to our non-principal investment strategy will not exceed 20% of the value of our total assets, and any singular investment type will be less than 10% of the value of our total assets.”

Amendment No. 2 may contain disclosure of particular investment types included within the non-principal investment strategy that may not exceed certain specified percentages. For example, the Company has disclosed on page 52 of Amendment No. 2 that any investment the Company makes in ETFs and ETPs will be subject to the following limits: (i) it will acquire no more than 3% of the outstanding voting securities of any such ETF or ETP; (ii) its investment in any single ETF or ETP will comprise no more than 5% of the value of the Company’s total assets at time of acquisition; and (iii) the Company’s cumulative investments in ETFs and ETPs will be less than 10% of the value of its total assets. The Company strictly monitors these limits to ensure that they are not exceeded at time of investing in ETFs and ETPs and periodically over time to determine whether these investments should be realigned.

45.	Consider revising the term “cryptocurrencies” to “crypto assets.”

Response:	The Company has revised Amendment No. 2 to use the term “crypto asset” instead of “cryptocurrency.” The Company notes to the Staff that, in the Staff’s prior comment no. 28, the Staff asked it to disclose the risk that “although digital assets, such as Bitcoin and Ether, are often referred to as “cryptocurrencies,” they are not widely accepted as a means of payment.” The Company notes that such risk would lose its meaning if it used the term “crypto asset” instead of “cryptocurrency.” Therefore, in such instances, the Company continues to use the term “cryptocurrency.”

46.	On page i, please remove the reference to “sub-classified” when describing the Company as a non-diversified, closed-end management investment company under the Investment Company Act.

Response:	The Company has removed the reference to “sub-classified” when describing the Company as a non-diversified, closed-end management investment company under the Investment Company Act.

47.	On page ii and elsewhere, please consider adding the term “ultimately” when disclosing that the sale load, fees or expenses (as applicable) will be borne by the Company’s common stockholders”

Response:	On page ii and elsewhere, the Company has disclosed that the aggregate sales load will be paid by the Company and ultimately will be borne by all of the Company’s common stockholders.

48.	On the third footnote to the table on page ii, please define the term “Sponsor.” Please quantify the portion of the expenses that will be reimbursed to the Sponsor. Please advise if there is a governing document and if so, file it as an exhibit.

Response:	On page iii and in the Glossary, the Company has defined the term Sponsor to mean C1 Group LLC. The Company has expanded the disclosure in footnote number 3 of the fee table on page iii to disclose that the Board of Directors, including the independent members of the Board of Directors of the Company, unanimously approved the reimbursement to C1 Group LLC for organizational and offering costs borne on the Fund’s behalf. The updated disclosure provides additional information regarding the nature of this arrangement as well as the amount of this reimbursement, and the Company will disclose this amount when this amount is calculated. The Company supplementally advises the Staff that the Company and the Sponsor do not have an agreement relating to such reimbursement.

49.	We note that the term Investment Committee is defined twice. Please harmonize.

Response:	The Company has harmonized the term Investment Committee and has also included it as a defined term in the Glossary.

50.	Please define the term “digital asset services and technology companies.”

Response:	The Company has defined the term “digital asset services and technology companies” and has also included it as a defined term in the Glossary.

51.	Please define and harmonize the term “equity-linked securities.”

Response:	The Company has defined the term “equity-linked securities” and has also included it as a defined term in the Glossary.

52.	Where appropriate, please explain the concept of “concentration.”

Response:	On page 2 of Amendment No. 2 and elsewhere, the Company explains that “[t]he Investment Company Act requires the Company to state the extent, if any, to which it concentrates investments in a particular industry or group of industries. While the Investment Company Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that, in general, investments of more than 25% of a fund’s assets in an industry constitutes concentration.”

53.	In the prospectus summary on page 2 and elsewhere, please remove or revise the discussion of the Investment Committee’s business acumen when discussing the Investment Strategy. We note that this is not a strategy of the Company.

Response:	The Company has removed the discussion of the Investment Committee’s business acumen when discussing the Company’s Investment Strategy.

54.	In order to adhere to plain English requirements, on page 3 please remove the references to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

Response:	The Company has removed the references to the Sections 3(c)(1) and 3(c)(7) of the Investment Company Act. We also supplementally advise the Staff that it is no longer part of the Company’s investment strategy to invest in private funds, and related disclosures have been removed.

55.	Please confirm that the percentages disclosed on page 3 align with the percentages disclosed on the Cover Page.

Response:	The Company confirms to the Staff that that the percentages disclosed on page 3 align with the percentages disclosed on the Cover Page.

56.	On page 3, please clarify what you mean by the phrase “have been shown to have the ability to grow substantially.”

Response:	The Company has deleted this phrase from page 3. We believe that the point is accurately described and disclosed under the preceding bullet point captioned “Identify High Quality Growth Companies” on page [3].

57.	On page 4, please consider deleting the ambiguous phrase, “such as private investment platforms.”

Response:	The Company has deleted this phrase from page 4.

58.	Please supplementally advise whether the Company has any relationship to Pitchbook.

Response:	The Company supplementally advises the Staff that the Company does not have any relationship to Pitchbook.

59.	On page 4 and elsewhere, please remove or revise discussions of the Adviser’s extensive connections or its business acumen when discussing the investment sources.

Response:	The Company has removed discussions of the Adviser’s extensive connections or its business acumen when discussing the investment sources.

60.	On page 5, please clarify the nature of “one-off” private transactions.

Response:	The Company has revised the disclosure on page 4 and elsewhere to explain that it believes the Adviser will be able to identify these one-off transactions via the Investment Committee members’ extensive existing relationships in the venture capital community and digital asset industry. The Adviser will not make general solicitations for these one-off private transactions. These one-off private transactions will rely on an exemption from registration under the Securities Act.

61.	On page 5 and elsewhere, please harmonize the term “rapidly growing emerging digital asset services and technology companies.”

Response:	The Company has harmonized the use of the term “private digital asset services and technology companies.” Please note that the Company also uses the term “leading private digital asset services and technology companies” when discussing the digital asset services and technology companies that the Adviser selects for inclusion in the C1 Thirty companies. The Company believes this use is in harmony with the disclosure in the Registration Statement, because the companies within the group of C1 Thirty companies are the leading private digital asset services and technology companies based on the factors the Company describes in Amendment No. 2.

62.	On page 6, please state that the Company will not directly invest in physical spot crypto assets.

Response:	The Company has disclosed on page that it will not invest directly in physical spot crypto assets.

63.	On page 6, please clarify that shares of ETPs are registered under the Securities Act of 1933 Act but ETPs not are not registered under the Investment Company Act of 1940.

Response:	The Company has revised its disclosure on page 21 and 52 to clarify that shares of ETPs are registered under the Securities Act of 1933 Act but ETPs are not registered under the Investment Company Act of 1940.

64.	On page 6, please explain what you mean by the term “similar assets” in the context of the phrase “the terms “digital asset” and “crypto asset,” as used herein, may refer to Bitcoin, Ether or similar assets.”

Response:	The Company has removed the term “similar assets.” The Company uses the term “digital asset” in harmony throughout Amendment No. 2, and the Company has defined the term “digital asset” in the Glossary.

65.	Please clarify whether the factors you use to evaluate C1 Thirty companies will also be used to evaluate private funds that hold equity of such companies.

Response:	The Company supplementally advises the Staff that investment in private funds is no longer part of the Company’s strategy.

66.	On page 6, clarify what you mean by “observed behavior” of leading venture capitalists and institutional investors.

Response:	The Company has revised the disclosure to say that “Investment opportunities that meet such growth and health criteria will be validated by comparison with the investment decisions of leading venture capitalists and institutional investors, as well as through its own internal and external research.

67.	On page 6, please disclose what the Company means when it uses the terms total addressable market, market growth rate, recent financing rounds, company growth rate, competitive positioning, business models, network effects and economies of scale, and any regulatory and legal concerns.

Response:	On page 6, the Company has explained each of these terms.

68.	On page 10, please disclose the fees paid to the Administrator or provide a cross reference to where such fee is disclosed.

Response:

The Company has disclosed on page 69, that SS&C GIDS, Inc. (“SS&C”), serves as its Administrator pursuant to the terms of the Fund Administration Agreement. Under this agreement, the Administrator maintains the Company’s general ledger and is responsible for calculating the NAV of its shares, and generally for managing its other administrative affairs.

For its services as the Company’s Administrator, the Company pays SS&C tiered fees for fund accounting and administration, legal administration and tax administration services payable monthly at an annual rate equal to 8.0 basis points of the first $250 million in net assets, 7.0 basis points of the next $250 million in net assets, and 6.0 basis points of net assets above $500 million, subject to a minimum fee of $225,000 annually, as well as a state tax filing fee of $1,200 per state tax filing (collectively, the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Company and therefore will be borne by holders of its common stock. The Company also pays the Administrator for (i) reimbursement of certain out-of-pocket expenses incurred by SS&C for travel, lodging, meals, telephone, shipping, duplicating and cost of data, (ii) Chief Compliance Officer services; (iii) fees for certain shareholder record keeping, transfer agency and investor relation services; and (iv) fees for additional services as applicable. The Company shall reimburse SS&C for any applicable sales, use, property or other taxes and customs duties paid or payable by SS&C in connection with the Services or property (such as Market Data) delivered in connection with the Fund Administration Agreement.

The Fund Administration Agreement is filed as an Exhibit (k)(1) to Amendment No. 2.

69.	On page 11, consider whether the sentence “The Adviser anticipates and its affiliates, from time to time…” is missing a word.

Response:	The Company has revised the referenced sentence on page 11.

70.	On page 12, please consider deleting the ambiguous word “generally.”

Response:	The Company has revised the referenced sentence on page 11.

71.	On page 12, please consider deleting the ambiguous phrase “such as.”

Response:	The Company has revised the referenced sentence on page 11.

72.	On page 12, we note that the header “Risks related to investing in the Company” is not appropriate because all risks are related to investment in the Company. Please revise as appropriate.

Response:	The Company has deleted this header. The Company has reassigned the risk factors that were previously under that header in other subsections, including a new subsection captioned “Organizational Risks.”

73.	On page 14, please revise the table to follow the format as required under Item 3.1 of form N-2.

Response:	The Company has revised the table to move the words “Percentage of Net Assets Attributable to Common Stock” to the right place in the table to conform to the requirements of Item 3.1 of Form N-2.

74.	On page 14, please consider adding the term “ultimately” when disclosing that the sale load, fees or expenses (as applicable) will be borne by the Company’s common stockholders.”

Response:	On page 14 and elsewhere, the Company has disclosed that fees and expenses will be paid by the Company and ultimately will be borne by all of the Company’s common stockholders.

75.	On page 16, please consider deleting the ambiguous phrase “or other reasons.”

Response:	The Company has revised the referenced sentence on page 15.

76.	Please conform the Use of Proceeds section to the requirements of Item 7.1 Instruction 1 of Form N-2.

Response:	The Company has revised the Use of Proceeds section to comply with the requirements of Item 7.1 Instruction 1 of Form N-2 by identifying that an amount from the net proceeds of the offering will not be allocated in accordance with the investment objectives and policies of the Company, but instead will be used for fees and expenses related to the offering. The disclosure quantifies the fees and expenses, and the Company will disclose this amount when calculated.

77.	On page 16, please consider changing the sentence from “A delay in the anticipated use of proceeds could adversely affect the value of our shares” to “A delay in the intended use of proceeds could adversely affect the value of our shares.”

Response:	The Company has revised the referenced sentence on page 15.

78.	On page 22, please explain the meaning of “concentration.” See Item 8.2(b)(2) of Form N-2.

Response:	On page 21 of Amendment No. 2 and elsewhere, the Company has explained that “[t]he Investment Company Act requires the Company to state the extent, if any, to which it concentrates investments in a particular industry or group of industries. While the Investment Company Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that, in general, investments of more than 25% of a fund’s assets in an industry constitutes concentration.”

79.	On page 23, please consider changing the sentence from “We plan to invest at least 80%....” to “We will invest at least 80%....”

Response:	The Company has revised the referenced sentence from page 21.

80.	On page 23 and elsewhere, please harmonize the defined term alternative trading systems” to the defined term “ATS.”

Response:	The Company has harmonized the term “alternative trading systems” to the defined term “ATS.”

81.	On page 30, please consider deleting the ambiguous phrase, “such as SEC-registered ETFs…”

Response:	The Company has deleted this phrase on page 30.

82.	On page 34, please add disclosure to address the portion of the comment from prior comment 83 that relates to the risk that blockchains have historically faced scalability challenges.

Response:	The Company has revised its disclosure on page 33 to disclose the risk that that blockchains have historically faced scalability challenges.

83.	On page 34, please consider removing the term “index-based security.”

Response:	The Company has deleted this term on page 27.

84.	On page 34, please revise the term “primary risk” to “principal risk”

Response:	The Company has revised the term “primary risk” to “principal risk.”

85.	On page 34, please consider adding a risk factor that investing in ETFs and ETPs result in a dual layer of fees.

Response:	The Company has revised its disclosure on page 27 to add a sub header titled “Risks Associated with Investments in ETFs and ETPs” and adding a risk factor that discloses the risk that its investment in ETFs and ETPs results in a dual layer of fees.

86.	On page 45, under the section titled “Potential conflicts of interests” please explain what is meant by “investors in funds” and “additional funds.”

Response:	The Company has revised its disclosure to make clear that the individual members of the Investment Committee, and its officers and employees, and the Sponsor’s controlling shareholders, managers, officers and employees may personally be invested in other investment opportunities. The Company supplementally advises the Staff that the Advsier does not have any other investment advisory client other than the Company.

87.	On page 45, if true, please explicitly state that no special compensation relationship exists between Forge and the Adviser.

Response:	The Company advises the Staff and discloses in Amendment No. 2 on page 45 that no special compensation relationship exists between Forge and the Adviser.

88.	On page 46, consider deleting the phrase “there can be no assurance that this exemptive order would be granted.”

Response:	The Company has deleted this phrase.

89.	On page 52, please disclose whether you invest in companies that develop blockchain or companies that merely use blockchain. Please also disclose whether the companies that you invest in are developers of permissionless or permission blockchain.

Response:

On page 52, the Company has disclosed and explained that it considers any companies that develop, sell or provide products and solutions related to the development, issuance, storage, custody, security, trading, management, compliance, marketing, analysis or processing of crypto assets or the development, management or servicing of permissioned or permissionless blockchain technology and infrastructure to be within the scope of companies in which the Company may invest.

These companies may include companies that provide blockchain and digital assets to deliver services and develop new financial products and services, such as the use of blockchain and digital assets to enable peer-to-peer financial transactions on decentralized finance (“DeFi”) platforms (thereby removing third parties and centralized institutions in these transactions), stablecoins as an option that may be used for everyday transactions and fintech companies that use blockchain and digital assets to develop new financial services and products.

90.	On page 52, please revise the phrase “but whose are listed for trading on a national securities exchange” to “but whose shares are listed for trading on a national securities exchange.”

Response:	The Company has revised the phrase accordingly.

91.	On page 56, please clarify what you mean by the term “debt securities.”

Response:	On page 57, the Company has harmonized the defined term “convertible securities” in Amendment No. 2 and have defined this term in the Glossary.

92.	Under the Management section, please add the biographies of each Board member to this section.

Response:	Consistent with Item 9.1.a of Form N-2, the Company has moved the description of the responsibilities of the Board of Directors with respect to the management of the Company from the Statement of Additional Information to the Management section of the Prospectus beginning on page 61. Consistent with item 18.1 of Form N-2, the Company is leaving the biographical information of each director and officer of the Company in the Statement of Additional Information beginning on page S-5.

93.	If true, please revise the phrase “cash equivalent government securities” to “cash equivalent U.S. government securities.”

Response:	The Company has revised the referenced sentence accordingly.

94.	On page 50, with respect to your disclosure that investments in cash equivalents, government securities and other high quality debt investments that you may wish to make for temporary purposes, please clarify that would be done pursuant to a policy that allows for temporary defensive purposes.

Response:	The Company has revised the disclosure on page 52 to state affirmatively that “the members of the Investment Committee may elect to invest the Company’s funds in cash equivalents, U.S. government securities and other high quality debt investments, pursuant to a policy that allows for such investments for temporary defensive purposes.”

95.	On page 60, in the professional biography of Michael Lempres, please identify the three U.S. presidents that appointed him to senior positions in the federal government. Please also identify the dates and the relevant positions.

Response:	The Company has revised the professional biography of Michael Lempres to provide the requested disclosure.

96.	On page 60, please disclose the estimated annual fee.

Response:	On page 64, the Company has added a sentence where it will disclose the estimated annual fee to be paid to the Adviser for its services. The Company disclose this amount when calculated.

97.	On page 61, please remove the ambiguous phrases “without limitation” and “such as.”

Response:	The Company has removed the referenced phrases.

98.	Please define or explain the terms “overhead and expenses,” “allocable portion,” “out of pocket” and “other expenses incurred by us or the Advisor or its affiliates in connection with the administering our business.” Please clarify who is the consultant to the Adviser and what the Board oversight process of engagement and payment of fees to such consultant is.

Response:

The Company has revised the disclosure on page 65 under the heading “Payment of our Expenses” to more clearly and accurately describe the allocation of expenses between the Company and the Adviser under the Investment Advisory Agreement. In doing so, the Company has removed references to “overhead and expenses,” “out of pocket,” “other expenses incurred by us or the Advisor or its affiliates in connection with the administering its business” and “allocable portion.” The revised disclosures on page [61] align with the terms of the Investment Advisory Agreement, which The Company has filed as an exhibit to Amendment No. 2.

Regarding the Adviser’s engagement of consultants, the Company notes that page 65 clarifies that the Adviser bears the costs of third-party service providers it engages to assist in the delivery of its investment advisory and management services. Further, on page 61, under the heading “Board Leadership Structure and Role in Risk Oversight” the Company has clarified that the Adviser is required to obtain Board approval of its engagements of agents and consultants and the fees payable thereto.

99.	On page 66, we understand that shareholders are automatically enrolled in the DRIP unless they opt out of the DRIP. Explain and clarify why your disclosure states that shareholders may write to the DRIP Administrator to enroll in the DRIP.

Response:	The Company has revised the disclosure on page 73 to make clear that shareholders that previously opted out of the DRIP may write to the DRIP Administrator to re-enroll into the DRIP.

100.	On page 78, please revise the disclosure in the Underwriting section to refer to the “sales load” instead of a “reduction” and conform it with the disclosure in your fee table.

Response:	The Company has revised the disclosure in the Underwriting section to refer to the “sales load” instead of a “reduction” and conformed it the disclosure in the fee table.

101.	On page 84, please revise the description of your Exclusive Forum provision.

Response:	The Company has consulted its Maryland law counsel, and the Company has revised the description of its Exclusive Forum provision on page 88 to state that it does not apply to claims arising under the federal securities law.

102.	On page S-3, please explain the meaning of “concentration.” See Item 8.2(b)(2) of Form N-2.

Response:	On page S-3 of Amendment No. 2 and elsewhere, the Company has explained that “[t]he Investment Company Act requires the Company to state the extent, if any, to which it concentrates investments in a particular industry or group of industries. While the Investment Company Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that, in general, investments of more than 25% of a fund’s assets in an industry constitutes concentration.”

103.	On page C-2, please align your disclosure regarding indemnification with the requirements of Section 17(i) of the Investment Company Act.

Response:	On page C-2 of Amendment No. 2, the Company has revised its disclosure regarding indemnification to conform to the requirements of Section 17(i) of the Investment Company Act.

104.	On page C-2, please add a statement that the costs of any such insurance will be borne in accordance with the requirements of Rule 461(c).

Response:	On page C-2 of Amendment No. 2, the Company has added a statement that the costs of any such insurance will be borne in accordance with the requirements of Rule 461(c).

105.	On page C-3, please align your disclosure regarding indemnification with the requirements of Section 17(h) of the Investment Company Act.

Response:	On page C-3 of Amendment No. 2, the Company has revised its disclosure regarding indemnification to conform to the requirements of Section 17(h) of the Investment Company Act.

Accounting Comments

106.	On page 2 and elsewhere harmonize the description of your principal investment strategy.

Response:	Consistent with comment no. 7 herein, the Company has harmonized the description of its principal investment strategy.

107.	On page 11 and elsewhere you seem to be using the terms “private companies” and the term “portfolio companies” interchangeably. Please harmonize, or define, as appropriate.

Response:	Consistent with comments no. 7 and no. 11 herein, the Company has defined and harmonized its use of the terms “private companies” and the term “portfolio companies.”

108.	On page 53 and elsewhere, harmonize the disclosure with similar disclosure on page 6 and elsewhere, relating to the disclosure around ETFs and ETPs.

Response:	Consistent with comment no. 18 herein, the Company has harmonized its discussion of ETFs and ETPs throughout Amendment No. 2.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 202 496 7408 or wendell.faria@dentons.com, or Brian Lee at 212 768 6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell M. Faria, Esq.
Wendell M. Faria, Esq.
Partner